Exhibit (a)(20)

BALDOR ELECTRIC COMPANY
Impact of Anticipated Taxable Transactions
Related to General Employees in the U.S.

Following is a brief discussion of the expected 2010 and 2011 tax consequences in connection with the proposed ABB transaction.  Our intent is to supply general information regarding existing alternatives, as well as generally describe the taxability of each type of income.  We strongly recommend that you seek independent professional tax advice.

Outstanding Exercisable Stock Options …

A.           If you exercise an ISO on or before 12/17/2010 and retain the shares, you will:

1.               Be required to include the difference in the fair market value and exercise price as an alternative minimum tax (AMT) adjustment for 2010.

2.               Receive the $0.17 per share dividend payable on 12/30/2010 with respect to the shares held until 12/18/2010.

3.               Not be subject to employment taxes.

4.               Since the shares are expected to be disposed of within one year of ISO exercise, you will have ordinary income at the time of disposition equal to the difference between the fair market value per share of stock at the time of exercise (or, if less, the amount you realize on the disposition of the shares) and the exercise price per share. Additionally, you will have short-term capital gain or loss, as the case may be, equal to the difference (if any) between the amount you received upon disposition of the shares and the sum of (a) the option exercise price and (b) the amount of ordinary income you recognize.

B.             If you exercise an ISO after 12/17/2010 and before 12/31/2010 and retain the shares, you will:

1.               Be required to include the difference in the fair market value and exercise price as an alternative minimum tax (AMT) adjustment for 2010.

2.               Not be subject to employment taxes.

3.               Since the shares are expected to be disposed of within one year of ISO exercise, have ordinary income at the time of disposition equal to the difference between the fair market value per share of stock at the time of exercise (or, if less, the amount you realize on the disposition of the shares) and the exercise price per share. Additionally, you will have short-term capital gain or loss, as the case may be, equal to the difference (if any) between the amount you received upon disposition of the shares and the sum of (a) the option exercise price and (b) the amount of ordinary income you recognize.

C.             If you exercise an ISO after 12/31/2010 and retain the shares, you will receive the stock and not be subject to employment taxes.  Since the shares are expected to be disposed of within one year of ISO exercise (including through the tender offer or the merger), you will have ordinary income at the time of disposition equal to the difference between the fair market value per share of stock at the time of exercise (or, if less, the amount you realize on the disposition of the shares) and the exercise price per share. Additionally, you will have short-term capital gain or loss, as the case may be, equal to the difference (if any) between the amount you received upon disposition of the shares and the sum of (a) the option exercise price and (b) the amount of ordinary income you recognize.

D.            If you choose to transact a “cashless exercise” utilizing a brokerage firm of your choice, you may or may not receive the USD $0.17 per share dividend payable on 12/30/2010 due to the timing of your transaction.  You need to discuss this with your broker.

Note for all ISO Exercises:  If you exercise an ISO in 2010 and sell the shares in 2010, the difference in the 2010 selling price and the exercise price will be taxed at ordinary income tax rates.  The same holds true for an exercise in 2011 and a sale in 2011.  If you exercise an ISO in 2010 and sell the shares in 2011, the difference in the 2011 selling price and the exercise price will be taxed at ordinary income tax rates.  A credit for the 2010 AMT taxes paid that are attributable to the ISO exercise may be available.

Note: An “ISO” means an Incentive Stock Option.

Sale of Other Shares Owned …

A.           If you choose to sell on or before 12/17/2010, shares that you own,

1.               You will NOT receive the $0.17 per share dividend payable on 12/30/2010.

2.               Short-term capital gains will be taxed at ordinary income tax rates (35% maximum federal income tax rate) and long-term capital gains will be taxed at long-term capital gain rates (15% maximum federal income tax rate).

B.             If you choose to sell after 12/17/2010, shares that you own on or before 12/17/2010,

1.               You will receive the $0.17 per share dividend payable on 12/30/2010.

2.               2010 short-term capital gains will be taxed at ordinary income tax rates (35% maximum federal income tax rate) and 2010 long-term capital gains will be taxed at long-term capital gain rates (15% maximum federal income tax rate).

3.               2011 short-term and long-term capital gains will be taxed based upon rates in effect for 2011 which are not known at this time.

In each case, applicable state and local income taxes will apply.

Tender of Shares … ABB, through its subsidiary Brock Acquisition Corp., commenced a tender offer for all the shares of Baldor common stock on 12/8/2010.  The tender offer is expected to expire on 1/10/2011 but may be extended in certain circumstances.  The tender offer documents filed by ABB with the Securities Exchange Commission and the solicitation/recommendation statement filed by Baldor with the Securities and Exchange Commission contain instructions on how to tender the shares you currently own.  You should review those materials carefully prior to making any decision regarding whether to tender your shares.

A.           If you elect to tender shares that you own on or before 12/17/2010, you will:

1.               Receive the $0.17 per share dividend payable on 12/30/2010 (assuming you hold the shares until 12/17/2010).

2.               Receive a check upon closing the acquisition in 2011 equal to $63.50 x the number of shares tendered.  The ordinary income or short-term and/or long-term capital gains from this cash payment will be subject to tax rates in effect for 2011 that are not yet known.  Shares must be owned a minimum of 1 year in order to qualify for long-term capital gain treatment.

If you elect to tender shares that you acquire after 12/17/2010, you will receive a check upon closing the acquisition in 2011 equal to $63.50 x the number of shares tendered.  The gain from this cash payment will be subject to ordinary income or short-term capital gain tax rates in effect for 2011 that are not yet known.

Un-exercised ISO Options … You will have two choices with respect to options that are outstanding (whether exercisable or not yet exercisable) in connection with the proposed acquisition as follows:

1.               Cash payment equal to the difference between $63.50 and the option exercise price.  This cash payment will be made through payroll shortly after close of the acquisition.  The amount will be W-2 taxable income in 2011 and be subject to applicable income and employment taxes.

OR

2.               “Replacement Options” to purchase ABB shares calculated based on a formulaic conversion.  There will be no tax impact to you for this conversion, and the options will retain their ISO status.  An example of this conversion is illustrated on Exhibit “A” attached.  The Replacement Options will be fully vested at all times.  However, there may be a period of up to five business days following the merger during which exercise of the Replacement Option may be prohibited.

You should refer to the Option Election Form that you have previously received for more information about the process for electing the cashout.

NOTE:  If no election is made, the outstanding options will automatically convert to fully vested exercisable options to purchase ABB shares as indicated in 2. above.

Applicable Employment Tax Withholdings discussed in this memo are based upon statutory supplemental tax withholding rates for federal at 25% (35% for supplemental wages earned during a year in excess of $1 million) and state based upon the table below, FICA (Social Security) as appropriate and Medicare at 1.45%.  Your actual 2010 and 2011 federal and state income taxes will be based upon your total taxable income for those years and could be taxed at a rate significantly higher than the federal and state statutory tax withholding rates.

State	Tax %
Arkansas	7.00
Georgia	6.00
Mississippi	4.75
Missouri	6.00
North Carolina	6.00
Oklahoma	5.50
South Carolina	7.00
Wisconsin	6.75

Contact Information …

1.               If you have questions and are located at a Baldor plant facility, contact your HR Manager.

2.               If you have questions and are located in the Fort Smith office or the Greenville office, contact Gina Stafford at (479) 648-5763 (gstafford@baldor.com) or Gene Houston at (479) 648-5925 (ghouston@baldor.com).

EXHIBIT “A”

All unvested options will become fully vested at the closing of the Merger.  Each option that you did not elect to cashout will automatically be converted into an option (the “Replacement Option”)  to purchase ABB American Depositary Shares (“ABB ADS’s”).  The exercise price of the Replacement Option and number of ABB ADS’s subject to your Replacement Option will be determined using the following methodology and formula.

1.               An Option Exchange Ratio will be established by dividing the $63.50 per share purchase price for Baldor common stock by the ABB Share price, which will be determined by averaging the volume weighted average sales price for an ABB Share for the ten consecutive trading days immediately preceding the merger.

2.               The number of ABB ADS’s subject to your Replacement Option will be determined by multiplying the number of shares subject to your Baldor option by the Option Exchange Ratio (and rounding down to the nearest whole number).

3.               The per share exercise price of your Replacement Option will be determined by dividing the per share exercise price of your Baldor option immediately prior to the merger by the Option Exchange Ratio (and rounding up to the nearest whole cent).

Here is an example using hypothetical numbers to demonstrate how the conversion will work:

•                  Assume that the ABB Share price is $19.84 (determined as described in 1. above).

•                  Given an ABB Share price of $19.84, the Option Exchange Ratio would be 3.2 (determined as described in 1. above).

Calculation … $63.50 / $19.84 = 3.2

•                  If an employee had an option for 1,000 shares of Baldor stock with an exercise price of $30 per share, at the time of the merger this option would be converted to an option for 3,200 ABB ADS’s (determined as described in 2. above) at an exercise price per share of $9.38 (determined as described in 3. above).

Calculation … 1,000 x 3.2 = 3,200                 Calculation … $30 / 3.2 = $9.38

•                  Immediately before the merger, the Baldor option had a “spread” value of $33,500.

Calculation … $63.50 - $30.00 = $33.50 per share x 1,000 shares = $33,500

•                  Immediately after the merger, the converted ABB option has a “spread” value of $33,472.

Calculation … $19.84 - $9.38 = $10.46 per share x 3,200 shares = $33,472

The Replacement Option will be immediately exercisable (though there may be a period of up to five business days following the merger during which exercise of the Replacement Option may be prohibited), but all other terms that applied to your Baldor options before the merger will apply to Replacement Option.  The methodology and process for exercising the Replacement Option will be communicated to you at a later date.